EXHIBIT C-6

The Economic and
Fiscal Update
Presentation by
the Honourable Ralph Goodale, P.C., M.P.
November 2005
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Cat. No.: F2-105/2005-1E
ISBN 0-662-42123-X

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Introduction
Eleven years ago, my predecessor, the Right Honourable Member for LaSalle—Émard, presented a bold new economic strategy for Canada.
     The year was 1994 and Canadians faced some truly daunting challenges: the prime interest rate was as high as 8 per cent; unemployment stood above 10 per cent; our debt represented nearly 70 per cent of national income and the federal budget had been in deficit for more than a quarter of a century, with red ink as far as the eye could see.
     Our country’s credit rating had been downgraded and, around the world, Canada was being written off as an economic basket case.
     That plan in 1994—An Agenda for Jobs and Growth—took a clear-eyed view of the challenges facing us as a people and outlined the response we would make as a country.
     It called for an end to governments spending more than they earned or promising more than they could deliver. And it provided the intellectual and economic framework which guided budgets and policy decisions for more than a decade.
     Over the years, with the steady support of citizens and taxpayers, we have stayed the course that was set out in that document, pursuing the plan with patience, resolve and discipline.
     And year by year, budget by budget, Canadians saw progress being made.
     Annual deficits became smaller and smaller. The Government was borrowing less and less. And interest rates fell, enabling more Canadians to buy that first home or start a business.
     In 1997, the books were balanced for the first time in decades—and ahead of schedule. Canada embarked on a new era of surpluses. We started to reduce our debt and that, combined with strong economic growth, caused our debt-to-GDP ratio to decline.
     With deficits eliminated, we began to cut taxes and to make targeted investments to strengthen our economy and make our society more prosperous and secure.
     Most importantly, Canadians in ever-increasing numbers have been and are working, gaining the means to build a better future for themselves and their families. Indeed, since 1997, Canada has had the best job creation record in all the G7 group of world-leading economies.
     Along with these jobs, Canadians achieved steady improvements in their take-home pay. Real disposable income per capita—the amount left after taxes—was $2,700 higher on average in 2004 than in 1996, an increase of about 15 per cent. And living standards have risen more in the past 8 years (since we balanced the books) than they had in the previous 18 years.
     The road from 1994 to 2005 has been difficult at times, but the achievements remarkable. Today, Canada has gone from economic laggard to leader, and we can look to the future with tremendous confidence.

4	The Economic and Fiscal Update
     That said, we also face new challenges—very different from those of 1994. And so today, along with the 2005 Economic and Fiscal Update, I am presenting a new economic plan—one that sets our course for the years ahead.
Economic Update
But, first, let’s take a look at how our economy is performing right now.
     Overall, there has been continued expansion in 2005, with real GDP growth of 3.2 per cent in the second quarter—up from 2.1 per cent in each of the previous two quarters.
     The second quarter also saw gains in both net exports and domestic demand. The pickup in net exports is particularly encouraging because it suggests that Canadian firms and their employees are adjusting successfully to the challenges of a rapidly appreciating dollar. It’s not easy, but they are doing it.
     On the employment front, the Canadian economy has been creating new jobs at an impressive pace. Since January of 2002, more than 1 million new jobs have been created—most of them full-time. That’s over a million more Canadians working, saving and planning for the future.
     Unemployment has continued to decline—and this despite the fact that we are experiencing near-record levels of participation in the labour market. Canada’s unemployment rate now stands at 6.6 per cent—its lowest level in 30 years.
     Low interest rates, combined with strong overall job creation, continue to drive consumer demand, especially for durable goods such as cars and furniture.
     Strong income growth and low interest rates have also been good news for those wanting to buy a home and build equity for tomorrow.
     Canadian businesses too are reaping the rewards of a strong economy. Corporate profits now stand at 14 per cent of GDP—the highest level in over three decades.
     There are also some encouraging signs of increased investment in machinery and equipment, especially in information, telecommunications and computer equipment—all essential contributors to greater innovation and productivity.
     Finally, while total inflation has increased somewhat following the recent surges in energy prices, core inflation has remained low and stable. This is important for Canadians, whether they’re planning their family budgets or considering a major purchase or thinking of expanding their businesses. Accordingly, it is the Government’s intention to renew its inflation-targeting agreement with the Bank of Canada for another five years beyond 2006.
     Looking ahead, private sector forecasters expect real GDP to grow overall by 2.8 per cent this year, 2.9 per cent in 2006 and 3.1 per cent in 2007.
     What all of these facts and figures tell us is that Canada’s economy is doing very well and it is expected to continue to do well for the foreseeable future.

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     That said, there are always risks and uncertainties which could throw our economy off course. We see two primary risks at the present time.
     First, should the cost of energy surge upward again, consumer confidence in Canada and the United States could be affected, reducing demand for Canadian goods on both sides of the border.
     Second, the large and persistent budgetary and current account deficits in the U.S. could result in a further depreciation of the American dollar against all currencies, including the Canadian dollar, making things tougher for our exporters.
     Manufacturing firms have been particularly hard-pressed. When you consider the nearly 145,000 jobs lost from that sector between January of 2003 and October of this year, it is clear that the challenges faced by our manufacturers and exporters are real and will take some time to work through.
     In light of these and other potential risks, such as natural disasters, transborder pandemics and security threats, we must and we will remain vigilant—and prudent—in all our planning. We will continue to ensure Canada has the financial strength and flexibility needed to meet unexpected shocks and manage unforeseen circumstances.
Fiscal Progress
Let me turn now from the economic outlook to Canada’s fiscal position.
     As recently confirmed, the Government of Canada posted a budgetary surplus of $1.6 billion in 2004—05.
     This was our eighth consecutive balanced budget. It marks the longest string of balanced federal budgets in Canadian history. And it is a record we will build on.
     In developing our economic projections for future years, we have consulted some 16 private sector forecasters. Their independent professional views form the basis for the economic assumptions that underlie our five-year fiscal projections.
     And to enhance our forecasting, we are implementing every recommendation relating to transparency from Dr. Tim O’Neill’s recent external review of the Government’s forecasting process.
     He also recommended measures on how we should deal with the surplus.
     In response, I had the honour of tabling legislation on October 7th—Bill C-67—which clearly spells out how the Government and Parliament would be able to allocate future surpluses above and beyond the annual Contingency Reserve of $3 billion among incremental tax relief, priority investments and debt reduction—in the balanced and common-sense manner consistently demanded by Canadians.
     But, as a fiscal anchor, let me emphasize that we remain firmly committed to the priority of ongoing debt reduction. That is why, in Budget 2004, we set the objective of reducing the federal debt-to-GDP ratio to 25 per cent within 10 years.

6	The Economic and Fiscal Update
     And we will not stop there. Today, I am pleased to announce a new goal: to bring the debt-to-GDP ratio down to 20 per cent by 2020—a level not seen since the mid-1970s.
     This government knows that Canadians have worked very hard—first to climb free of deficits and then to remain free. That is why we will stand firm in our commitment to balanced budgets or better.
     In looking to our fiscal projections for the years ahead, a number of factors have come together to put the Government in a better position than we, or most private sector forecasters, had expected some nine months ago.
     First, record profits for businesses, including natural gas exporters, are much stronger than projected at the time of the 2005 budget, and they are generating greater revenues for the Government. This is hardly unique to Canada. For example, the U.S. Administration just recently reported that its corporate income tax revenues were some 23 per cent higher than forecast.
     Second, employment growth has been very strong, and this is also generating greater revenues for the Government than expected last February.
     And third, interest rates—both short- and long-term—are lower than expected at the time of the 2005 budget, resulting in lower debt-servicing charges.
     Based on independent forecasts, and after adjusting for the Contingency Reserve and the normal prudence factor—and taking into account the policy measures announced since the budget in February—the amounts available for planning purposes are:
     for 2005–06, $8.2 billion;
     for 2006–07, $9.2 billion;
     for 2007–08, $9.5 billion;
     for 2008–09, $7.9 billion;
     for 2009–10, $8.4 billion; and
     for 2010–11, $11.3 billion.
     These are the fiscal dividends that Canadians have earned through prudence, discipline and hard work.
     Such fiscal strength empowers Canadians to look to the future with increasing confidence. But not complacency.
     Our 1994 Agenda for Jobs and Growth delivered a decade of economic and social progress. It served our country well, providing the plan we needed to meet the challenges and take advantage of the opportunities of the last 10 years.
     But today, a very different Canada faces a very different world.

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A Plan for Growth and Prosperity
Around the globe, fast-growing “new” economies are increasing their share of trade and investment.
     New ways of doing business are emerging and production is becoming increasingly specialized and dispersed worldwide.
     Advances in information and communications technologies, lower transportation costs and reduced trade barriers are driving increased flows of goods, services and capital back and forth across all national borders.
     This, in turn, is accelerating the spread of ideas, knowledge and products—making the competition for skilled workers more intense than the world has ever seen.
     Here at home, our country’s demographic landscape is about to undergo profound changes—presenting significant new challenges, both in terms of the imminent retirement of the big baby boomer generation and the more effective inclusion of Aboriginal people and new immigrants.
     We have built a solid foundation, but we must remain vigilant, approaching the future with our eyes wide open, setting our sights on new goals and responding effectively and intelligently to new and sometimes turbulent circumstances.
     That means squarely facing the fact that better jobs, better incomes and a better standard of living for all Canadians can only flow from strong and sustainable economic growth, which, in turn, can be achieved only through greater productivity.
     It also means our thinking and planning must reach not just to the borders of our country or the shores of our continent, but to the vast expanse of the entire world.
     It is to these exciting possibilities that our Plan for Growth and Prosperity is directed.
     At its core, this Plan is about people—our quality of life: the quality of our natural environment, the sustainability, creativity, safety and security of the communities in which we want to live, the strength of our health care system, not only as a defining Canadian value, but also a distinct competitive advantage to Canada economically.
     It’s about people living fulfilling lives, the kind of retirements we can expect to enjoy, and the opportunities our children will have.
     That’s what’s important. Not rates and ratios. Not obscure statistics. But the realities Canadians face, day-in and day-out—the hopes and dreams we have for ourselves and our families.
     And so, in developing this Plan, we asked some very basic questions.
     What do we have to do to ensure that Canadians really do enjoy a quality of life second to none? Where are the areas of greatest opportunity for our country? What are the biggest problems? What are we doing well—and what do we need to do better? Beyond issues related to the fair distribution of wealth, how do we generate more wealth overall?

8	The Economic and Fiscal Update
     This Plan is focused on the answers to those questions.
     It recognizes the dramatic impact of globalization, which has created a world where we are all neighbours—and all competitors.
     It anticipates the profound reordering of the global economy as new giants such as India and China emerge.
     It provides a roadmap through a new global economic landscape that is more integrated, interdependent and competitive than ever before. It outlines the steps we need to take to make Canada a truly networked nation, connected to global markets, adding value and capturing opportunity—enabling us to perform the most complex processes here and to create the most rewarding jobs here—jobs of the future and jobs with a future.
     It responds to the challenge of building a successful 21st century economy by focusing on people and their brainpower, promoting innovation, strengthening the muscle and sinew of public infrastructure and facilitating the freer flow of people, goods and capital within and across our borders.
     It recognizes the escalating demand for natural resources from the world’s emerging economies, and Canada’s potential to capitalize on our rich abundance of essential commodities, our unrivalled expertise in their extraction, processing and transportation, and our technological sophistication in environmental protection.
     In particular, with respect to energy resources, greater energy efficiency, conservation and innovation—including more renewable fuels and alternative energy sources—are hallmarks of an intelligent, sustainable and healthy society. Canadians aspire to be the smartest energy producers and consumers in the world, and this government will continue to invest in this priority.
     And finally, the Plan we are presenting today anticipates the consequences of our aging population.
     This is a truly significant challenge to our society, as the biggest ever generation of Canadians begins to retire in ever-increasing numbers over the next 5 to 10 years.
     There are more than five Canadians of working age today for every one person of retirement age. Within the next 15 years, this ratio is projected to fall to four to one. And by 2050, it will drop to less than 2.5 to one.
     At least two consequences are immediately obvious. First, there will be growing demand for health care services, retirement facilities and other age-related social programs.
     And second, the smaller generations which follow the “boomers” will have fewer people in the workforce to pay all the nation’s bills and to maintain Canada’s economic growth.
     Our Plan for Growth and Prosperity addresses not only the challenges of demographics but also the new realities of a globalized, knowledge-based economy. It proposes action on four fronts: creating opportunity for all Canadians, advancing an innovative economy, positioning Canada at the centre of global commerce and networks,

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and building the right investment environment. All four have as their goal to improve the standard of living of Canadians.
     First, creating opportunity for all Canadians.
     In today’s world, the greatest point of differentiation—the real basis of competitive advantage—is brainpower. An idea can create whole new industries. Knowledge and creativity have become the true measures of economic potential. Just think of how the Canadians who developed the BlackBerry have created and captured a world market.
     And because the pace of change is ever-quickening, the upgrading of skills over a lifetime must be never-ending. Workplaces must become, in effect, classrooms without walls, offering ongoing opportunities for workers to improve their skills or acquire new ones.
     It is crucial that our people have the training and education they need to succeed, and that our economy has the entrepreneurs and employees it needs to excel.
     Canada faces these challenges from a position of strength. Among OECD countries, we have the highest proportion of people with some form of post-secondary education, and our high school students are above average in reading, math and science.
     But past achievement is no guarantee of future success. We need to ensure that Canadians have every advantage by investing in their potential at every age and every stage of life.
     Too many Canadians are not pursuing higher education because financial and other barriers are simply too great. We shortchange these children—and we shortchange ourselves—by forgoing the contributions they can make.
     Simply put, this country will only reach its full potential when each and every Canadian can reach their potential.
     Second, we need to build a truly innovative economy—one driven by ideas, invention and technologies. An economy which leads the way in how it produces goods and delivers them to global markets.
     To this end, government-sponsored research and development is important—and we have made significant progress in this area. Canada is now first in the G7 for research conducted in universities and public labs. We must not lose this hard-won advantage.
     But the achievement of world-calibre sophistication in science and technology also needs the indispensable push-and-pull of significant private investment too—and here our performance, while showing some recent improvement, still has a long way to go.
     We will need to work closely with Canadian business leaders to identify and reduce the roadblocks standing in the way of greater private investment in R&D, the successful commercialization of new ideas, and the faster adoption and adaptation of the best new technologies.
     Third, our new Plan is about making Canada a centre of global commerce and networks, intricately connected to the world’s markets and positioned to capture the benefits of a two-way flow of ideas and information across our borders.

10	The Economic and Fiscal Update
     One of the keys to that is developing world-class infrastructure—both physical and virtual—here at home. Safe and efficient transportation systems and leading-edge communications systems will be central to Canadians’ ability to fully engage the world.
     This is vital not only for trade with the United States, but also with promising new markets.
     China, for example, is expected, within 10 years, to become one of the three largest economies in the world, while India’s share of the world economy is on track to surpass that of Canada within the next decade.
     These awakening giants hold tremendous potential for Canada and we need to prepare—now.
     Fourth, we need to create the best possible environment for investment here in Canada. That means a sustained dedication to balanced budgets or better, continued debt reduction, and keeping inflation in check. It also means ongoing reductions in personal income taxes and a competitive tax system for businesses that fosters investment and job creation in Canada.
     It means reducing interprovincial barriers to the movement of people, goods, services and capital.
     It means creating greater efficiency in our financial markets and implementing the Smart Regulation initiative.
     And it means working to create a cleaner and greener country—and world—by becoming international leaders in environmental technologies and practices, demonstrating Canadian ingenuity and expertise in providing sustainable solutions that support both economic growth and a better quality of life.
     These four elements—creating opportunities for Canadians, building a truly innovative economy, making Canada a centre of global commerce and creating a favourable environment for investment—together make up the broad themes of our Plan for Growth and Prosperity.
     This is a plan for the next decade and beyond. In future budgets and future years, as resources permit, we will build on the framework established today. But with this Update, we are making a very solid and tangible beginning.
To Put Canada at the Centre of Global Commerce and Networks:
We are proposing an aggressive new trade strategy valued at more than $480 million over five years. Its purpose, in part, is to integrate our companies—especially small and medium-sized firms—in the high-end, value-added portion of global supply chains.
     In order to encourage more of our small and medium-sized companies to pursue overseas markets, I am announcing the creation of a Global Success Fund. It will help these smaller firms explore—and take advantage of—opportunities in new markets throughout the world.

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     Furthermore, we will provide Canadian firms with more support than ever in key markets such as China, India and Brazil by expanding our network of Trade Commissioners.
     For Canada, Asia-Pacific’s emergence as an economic powerhouse spells opportunity if—and only if—we are prepared. This government has already begun. As announced in October, we are ready to invest $590 million in the further development of our Pacific gateway to ensure that our country is positioned to capitalize on these new opportunities.
     To better connect rural, remote and Aboriginal communities to global networks, we will invest $100 million to extend broadband services.
     We will also build on our strong trading relationship with the United States through, for example, the Windsor-Detroit corridor and improved cooperation under the North American Security and Prosperity Partnership.
     In examining our trading relationship with the United States, it is important to remember that fully 95 per cent of all trade crosses that border without dispute or difficulty.
     That said, it’s not good enough for countries to honour just 95 per cent of their obligations under international trade agreements. Those who preach the rules of free trade must practise the rules of free trade—not just when it is convenient, but 100 per cent of the time.
     To do otherwise is to undermine a rules-based trading system, encourage protectionism and put the cause of freer and fairer trade in jeopardy, not just in North America, but around the globe.
     Canadians want to compete on a level playing field with rules that are clear, rulings that are respected and commitments that are kept. We expect nothing less from ourselves. We expect nothing more from our trading partners.
     When our farmers or our forestry workers are hurt by foreign subsidies or the violation of trade agreements, this government will do its very best to help.
To Build a More Innovative Economy:
We are prepared to commit more than $2.1 billion over five years to secure Canadian leadership in university-based research, to strengthen our position in international research networks, and to accelerate the commercialization of new technologies.
     Bolstering a national culture of innovation will help to establish Canada as a leading, globally networked research hub, attracting the best researchers from abroad, and providing access to cutting-edge research to Canadians here at home.
     To this end, we will increase annual funding for Canada’s granting councils by $85 million.
     We will support universities with their indirect costs of research by almost doubling our current funding to reach more than $500 million per year by 2007–08.

12	The Economic and Fiscal Update
     And we will continue to support new research infrastructure with a further $500 million.
     Networking Canadian researchers with others across the country—and around the world—is a key element of success in the knowledge economy. The Canadian Institute for Advanced Research plays a vital role in making that happen. To pursue these efforts further, we will provide the Institute with additional resources to continue and extend their good work.
     We will also move progressively toward the fulfillment of our commitment to devote 5 per cent of federal investment in R&D to the priorities of the developing world, including health and environmental technologies.
     Another of the key elements of an innovative economy is connecting research activities in universities and hospitals to opportunities in the private sector. The Medical and Related Sciences Discovery District in Toronto—MaRS—is an outstanding example of such collaboration.
     To promote this kind of teamwork more broadly, we will provide new funding so that researchers can better connect with companies and strengthen community-based clusters of innovation and entrepreneurship.
To Create Greater Opportunity for All Canadians:
We need to give our children the best possible start in life. It’s an investment that pays enormous returns, because it’s in these early years, between birth and age six, when intellectual and emotional potential can best be encouraged and nurtured.
     It is here that children, in effect, “learn how to learn,” paving the way for future success. That is why we have previously committed some $9 billion over the next five years for early childhood development and early learning and child care programs and services across Canada. And let me be clear that our initial commitment to building an early learning and child care system is not merely a temporary five-year effort. It must be and it will be ongoing.
     Beyond child care, the Government of Canada invests today close to $10 billion annually in support of learning—especially post-secondary education.
     Today we are committing an additional $9.2 billion in federal funding to support higher learning, skills training and greater inclusion in Canada’s modern workforce.
     Investing in people—in their education and training—requires a post-secondary system second to none, marked by excellence and leading to better jobs, higher incomes and greater opportunities.
     And a key issue is access. This government is going to invest a further $2.2 billion over the next five years to improve access. Why? Because we want every Canadian to have an opportunity to experience the fulfillment, empowerment and freedom that flow from higher learning. With the provinces and territories, we will examine whether the Canada Student Loans Program is properly assessing student needs and such related issues as grants and debt management tools, including repayment terms, forgiveness measures and applicable interest rates.

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     And in the meantime, we will extend our existing first-year grants to lower-income students to cover up to four years of post-secondary education, beginning in 2006 and ultimately assisting more than 75,000 students per year.
     We also need to set clear goals in terms of the number and quality of graduate students we produce—especially in the sciences and management. We need more scientists with business savvy, and more business people who understand science.
     To boost Canada’s supply of graduate students with both sets of skills, we will fund advanced business training for scientists and engineers—and we will increase support for grad students in all disciplines.
     To improve the flow of knowledge and expertise between universities and companies, we will expand the number of industry research internships for science and engineering students.
     And to ensure that our post-secondary institutions can provide learning environments of the highest quality—to attract students and faculty of the highest calibre—we will provide $1 billion over the next two years to support cutting-edge innovation in education—smart classrooms, networked laboratories, interactive libraries and distance learning, just to name a few examples.
     To enhance workplace skills development, the Government of Canada is anxious to negotiate Labour Market Partnership Agreements with the provinces focused on the following key priorities: apprenticeships; literacy and essential skills; workplace skills development; increasing participation of Aboriginals, the disabled and other under-represented groups in the workforce; and integrating new Canadians into the job market. The Government is also interested in working with both labour and employers to pilot test the most creative new techniques to advance workplace skills.
     The challenges of finding and holding a job are compounded for those with disabilities. To assist these Canadians, we will enhance funding to the Multilateral Framework for Labour Market Agreements for Persons with Disabilities.
     In addition, we will increase the refundable medical expense supplement and raise the maximum annual Child Disability Benefit.
     To help ease some of the demographic pressures coming just around the corner, it is clear that we will need to increase the number of skilled immigrants we welcome to our shores. But before we can do that, we have to make our immigration system more efficient and effective than ever. We will invest in immigration policies and practices that allow newcomers to participate fully in our workforce and our communities as quickly as possible.
     We will also need to get very serious about the better inclusion and fuller participation of Aboriginal Canadians. This is the prime objective of the First Ministers Meeting scheduled for later this month with Aboriginal leaders. It will focus on big issues related to health, housing, economic development and perhaps most crucial of all—education. The Government of Canada will be ready to invest in these priorities.

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     Getting a job should be the beginning of hope—and real economic progress. Unfortunately, in some cases, consequential reductions in government support for those who have just joined the workforce can be almost 80 cents of every dollar they now earn from their new job. This represents a very high marginal effective tax rate. It simply doesn’t pay to seek work.
     This so-called “welfare wall” needs to come down before true economic opportunity can open up.
     Today, I am announcing our intention to work with the provinces and territories to develop a new Working Income Tax Benefit, which would help people in this situation keep more of the money they earn and encourage them to take those critically important steps toward employment and self-sufficiency. The Government of Canada is prepared to invest $2.2 billion in this important innovation in both social policy and tax policy.
To Build the Right Investment Environment:
Since balancing the budget in 1997, this government has reduced personal income taxes each and every year. Indexation was fully restored, rates have been lowered and the amount Canadians can earn tax-free increased.
     These tax cuts have added up. A family with two children, earning $60,000, for example, now saves almost $3,500 compared to what they would have paid in 1997.
     Today, I am pleased to announce additional multi-year tax relief aimed at helping all Canadians—right now, and over the coming five years.
     In our last budget, the Government announced that we would increase the amount that Canadians can earn tax-free by progressively raising the basic personal amount to reach $10,000 by 2009.
     We also said at that time that we would do more, sooner, if the fiscal situation permits. It does and we are. I am pleased to announce that we will immediately increase the basic personal amount by $500.
     And we will go further to reduce personal income taxes across the board, beginning with the lowest rate.
     Currently, all Canadians pay federal tax of 16 per cent on the first $35,595 of income. We will lower that rate to 15 per cent, and we will do so reaching back to the beginning of 2005.
     For a typical two-earner family of four with a combined income of $60,000, these two measures—increasing the basic personal amount and reducing the bottom rate—would result in a tax saving of 20 per cent immediately, rising to an annual saving of 33 per cent by 2010. In total, our tax plan means a cumulative saving for this family of $3,300 over the next five years.

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     Within five years, we will also reduce the two middle personal tax rates—again by 1 percentage point—to further lighten the burden on middle-income Canadians.
     In addition, many have argued that the top tax rate in Canada kicks in too early—at around $116,000 of income. We will raise that threshold within five years so Canadians will not pay the top rate of tax until their income reaches $200,000. This will help to retain and attract highly skilled workers and spur economic growth.
     In today’s more globally integrated economy, we need a tax system that also helps our companies to compete and succeed, invest, grow and create jobs.
     In our last budget, we announced a number of measures aimed at helping Canadian companies—especially small and medium-sized firms—to do just that.
     Today, in order to provide greater certainty and to maintain Canada’s competitive advantage, I am confirming that we will proceed with the remaining tax measures proposed in Budget 2005. In addition, to promote greater investment in new plants and technology, we will eliminate the federal capital tax as of 2006—two years earlier than originally planned.
     Our goal is to position Canadian firms with not only a statutory tax rate advantage but also a meaningful marginal effective tax rate advantage over the U.S. within five years. The reason is clear—to promote job creation and investment in Canada.
     To encourage Canadian success in international commerce, the Government will continue to enhance its tax treaties with other countries, including the United States. Indeed, we hope to make good progress with the United States this winter.
     With respect to the consultations launched in September on income trusts and other flow-through entities, I am encouraged that we are receiving many thoughtful, insightful proposals, and we look forward to additional substantive input in the weeks immediately ahead. We will examine this important matter with great care, and will respond promptly to the consultation process with a result that fosters savings, investment and overall economic efficiency.
     The tax relief measures that I have announced today will add up to more than $30 billion over five years—with the vast majority of that benefit (some 95 per cent of it) flowing to individuals and families. In fact, close to two-thirds of the benefit will go to those earning $60,000 or less.
     I am also pleased to note the recent decision to reduce the employment insurance rates again—from $1.95 down to $1.87, saving Canadian employees and employers another $800 million.

16	The Economic and Fiscal Update
Conclusion
Taken together, all these various measures represent the first steps toward the implementing of our Plan for Growth and Prosperity. Acting prudently and responsibly, we will go further, year by year.
     Canada’s progress since 1994 has given this nation the freedom to plan and the strength to succeed. It has placed Canadians in an enviable position, able to translate our past progress into an enduring advantage going forward.
     As in 1994, we have again taken a clear-eyed view of the challenges and opportunities before us—not, as then, just to set our basic economic house in order, but to set our sights boldly on a quality of life second to none.
     Our goal is a country of economic and technological excellence.
     An inclusive and caring country in which fairness and equality of opportunity are the measures of our progress; where diversity and tolerance are symbols of our civility and decency.
     A country prepared, determined and equipped to take its place as never before in the world’s markets and on the global stage of diplomacy, peacemaking and peacekeeping, foreign aid, and the promotion of human rights and freedoms.
     A country that embraces the 21st century with confidence, not just dreaming of what “might be” one day, but actually building it right now!